China Xuefeng Environmental Engineering Inc.
C214. Fitting Integration Building
Fazhan Road to Sugian Gate Section
Jiangsu Province, China

April 5, 2013

Via EDGAR
Attn: Ms. Pamela Long, Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	China Xuefeng Environmental Engineering Inc.
Form 10-Q for Fiscal Quarter Ended November 30, 2012
Filed January 14, 2013
Amendment No. 1 to Form 8-K
Filed January 10, 2013
Response dated March 13, 2013
File No. 333-175483

Dear Ms. Long,

We hereby submit the responses of China Xuefeng Environmental Engineering Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated March 22, 2013, to Mr. Li Yuan of the Company with regard to the above-referenced Quarter Report on Form 10-Q filed on January 14, 2013 and Current Report on Form 8-K filed on January 10, 2013 (the “Form 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form 8-K, as amended by the amendment(s).

In connection with the comment letter, we respectfully request the Staff to consider the following:

Form 10-Q for Fiscal Quarter Ended November 30, 2012
General

1.
We note your response to comment 2 in our letter dated March 1, 2013, and appreciate the additional information you provided. However, it appears to us that for clients who pay an upgrading and improvement fee and enter into a license agreement, these transactions are multiple-element arrangements. Please confirm to us, and revise future filing to clarify, that your accounting for these transactions complies with the requirements of ASC 605-25-25 and ASC 605-25-30 and you will provide all the disclosures required by ASC 605-25-50.

Answer:
The transactions as referenced above are multiple-element arrangements. We confirm that accounting for these transactions complies with the requirements of ASC 605-25-25 and ASC 605-25-30 and our future filing will be clarified to include all disclosures required by ASC 605-25-50.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

China Xuefeng Environmental Engineering Inc.

By:	/s/ Li Yuan
Name:	Li Yuan
Title:	Chief Executive Officer